U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.                 Name of issuer or person filing (“Filer”): VAB FINANCE NO 1 PLC

B.                 (1)  This is [check one]

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2)  Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.                 Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	VAB FINANCE NO 1 PLC

Form type:	Form CB

File Number (if known):	005-85359

Filed by:	VAB FINANCE NO 1 PLC

Date Filed (if filed concurrently, so indicate):	June 16, 2014 (concurrently with the Form CB)

D.                 The Filer is incorporated or organized under the laws of England and Wales and has its principal place of business at

VAB Finance No 1 plc
c/o Capita Trust Company Limited
4th Floor

40 Dukes Place

London

EC3A 7NH
United Kingdom

+44 20 3367 8200

E.                  The Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System

111 Eighth Avenue

New York 10011

United States of America

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)                               any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“Commission”); and

(b)                               any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on April 28, 2014 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a)         the use of Form F-10, 40-F or Schedule 13E-4F , 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)         the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)          its status as trustee with respect to securities registered on Form F-7, F-8, F-10, F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)         the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staf f, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, Country of England, on this 16th  day of June, 2014.

Filer: VAB FINANCE NO 1 PLC

By:	/s/ Susan Lawrence
Name: Susan Lawrence on behalf of Capita Trust Corporate Limited
Title: Director

By:	/s/ Paul Glendenning
Name: Paul Glendenning on behalf of Capita Trust Corporate Services Limited
Title: Director

This statement has been signed by the following person in the capacity and on the date indicated.

By:	/s/ Angel Shearer
	Name:	Angel Shearer on behalf of CT Corporation System
	Title:	Assistant Secretary

Date:	June 16, 2014